SPORTS & RECREATION, INC.

EXHIBIT 11
WEIGHTED AVERAGE SHARES OUTSTANDING CALCULATION
FOR THE PERIOD ENDED APRIL 28, 1996


PRIMARY

  Weighted average common stock shares outstanding             19,798,545
  Weighted average stock issued assuming exercise
      of stock options using the treasury stock
      method at average market price                              291,082

  Total weighted average shares outstanding                    20,089,627

  Net Loss                                                     $(344,640)

  Primary Loss Per Share                                          $(0.02)

FULLY DILUTED

  Weighted average common stock shares outstanding             19,798,545
  Weighted average stock issued assuming exercise of
     stock options using the treasury stock
     method at the higher of average market price
     or ending market price                                       291,082
  Weighted average stock issued assuming the as adjusted
     method for the 4 1/4% Convertible Subordinated
     Notes Due 2000                                                     0  (1)

  Total weighted average shares outstanding                    20,089,627

  Net Income as reported                                       $(344,640)
  Interest adjustment net of tax for
     the 4 1/4% Convertible Subordinated Notes                          0  (1)

  Net Income as adjusted                                       $(344,640)

  Fully diluted loss per share                                    $(0.02)  (1)

(1) Not reported under GAAP as conversion would be anti-dilutive, and dilution less than 3%.